Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
Todd E. Mason	| 212 692 6731 |	tmason@mintz.com

February 13, 2009

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FiberNet Telecom Group, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 28, 2008, as amended on January 8, 2009 and February 6, 2009

File No. 000-24661

Dear Mr. Spirgel:

On behalf of FiberNet Telecom Group, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated February 12, 2009 relating to the above-captioned Form 10-K, as amended. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1.	We note that your officers once again modified the language of the certifications required by Regulation Item 601(b)(31) by, for example:

•	adding “annual report” in paragraph 2 where Item 601(b)(31) uses only “report;”

•	in the preamble to paragraph 4, using “Rule” instead of “Rules” and also inserting a “we” when that word is not part of the certifications;

•	in paragraph 4(a), using “annual report” when the certifications only require “report;”

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 13, 2009

•	in paragraph 4(d), using “its annual report” rather than “an annual report;” and

•	in paragraphs 5(a) and (b), using “controls” rather than “control,” and “that are reasonably” rather than “which are reasonably.”

Please confirm that, in future filings, your officers will correct these errors and will provide certifications that do not modify the language set forth in Regulation S-K Item 601(b)(31).

We note the Staff’s comments and the Company confirms that, in future filings, the officers of the Company will correct the errors indicated above and will provide certifications that do not modify the language set forth in Regulation S-K Item 601(b)(31).

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,

/s/ Todd E. Mason
Todd E. Mason

cc:	Jon A. DeLuca
FiberNet Telecom Group, Inc.